UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):       Form 10-K   __ Form 20-F     X   Form 10-Q   __ Form N-SAR

For period ended: June 30, 2009

 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the transition period ended

SEC File Number 0-23153

CUSIP Number - 75961Q 10 1

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________

PART I-REGISTRANT INFORMATION

REMOTEMDX, INC.
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Full Name of Registrant

150 West Civic Center Drive, Suite 400
Sandy, Utah 84070
(801) 451-6141
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Address and telephone number of
principal executive office

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

       The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2009, due to additional work required to complete the review of its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-Q, without unreasonable effort or expense.

PART IV-OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Michael G. Acton, CFO	(801)	208-0740
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months(or for such shorter period that the registrant was required to file such report(s)) been filed?  If the answer is no, identify report(s).   X   Yes    __ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year  will be reflected by the earnings statements to be included in the subject report or portion thereof?

      __ Yes        X   No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REMOTEMDX, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 7, 2008	By:	/s/ Michael G. Acton
Michael G. Acton,
Chief Financial Officer